

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 26, 2013

Via E-mail
Pierre-Olivier Beckers
Chief Executive Officer
Delhaize Group
Square Marie Curie 40
1070 Brussels, Belgium

> **Re:** **Delhaize Group**
> **Form 20-F for the Fiscal Year Ended December 31, 2012**
> **Filed July 26, 2013**
> **File No. 333-13302**

Dear Beckers:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 3. Key Information, page 1

Risk Factors, page 5

1. We note your disclosure regarding the "Computer Intrusion" that was discovered in 2008. In future filings, please disclose in this section and in the "Liquidity and Capital Resources" section, if any preventive measures have been taken to reduce the risks of future cyber-attacks and if the costs associated with any preventive measures taken by your company are reasonably likely to have a material effect on your results of operations, liquidity and financial condition. Please refer to the Division of Corporation Finance's Disclosure Guidance Topic No. 2 at www.sec.gov for additional information. In this regard, the scope and magnitude of the Computer Intrusion is unclear to us based upon your existing disclosure. Please tell us what your disclosure will look like.

Item 5. Operating and Financial Review and Prospects, page 29

2. In future filings, please expand your disclosure, as applicable, to fully address the Instructions to Item 5.D. of Form 20-F. In this regard, your discussion should address your past and future financial condition and results of operation, with particular emphasis on the prospects for the future. For example, please discuss any known trends, events or uncertainties that have had or are reasonable expected to have a material impact on your net sales or revenues, income from continuing operations, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition. Specifically, please address your Repositioning Plan and your New Game Plan with a view to addressing the expected impact of such strategies, both positive and negative, on your financial condition and any trends or uncertainties that have occurred or may occur in the future.   See Release No.33-8350 for additional guidance. Please tell us what your disclosure will look like.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jennifer López, Staff Attorney, at (202) 551-3792 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director